                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

                              MOTOR CLUB OF AMERICA
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    619823107
                                 (CUSIP NUMBER)

                             William E. Lobeck, Jr.
                               1132 S. Lewis Ave.
                              Tulsa, OK 74104-3906
                                 (918) 585-5129

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 31, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box .

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.


                                     1 of 11

                                  SCHEDULE 13D

---------------------------------------  ---------------------------------------
  CUSIP NO.   619823107                    PAGE 2 OF 11
---------------------------------------  ---------------------------------------

--------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ARCHER MCWHORTER
--------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                (a)|X|
                                                                                             (b)| |


--------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                             | |


------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  301,635
         SHARES          -----------------------------------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
        REPORTING                 545,541
         PERSON          -----------------------------------------------------------------------------------
          WITH            9       SOLE DISPOSITIVE POWER

                                  301,635
                         -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  545,541
------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           545,541
------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                                                | |


------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.5%
------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           IN
------------------------------------------------------------------------------------------------------------


                                     2 of 11

                                  SCHEDULE 13D

---------------------------------------  ---------------------------------------
  CUSIP NO.   619823107                    PAGE 3 OF 11
---------------------------------------  ---------------------------------------

------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SLEEPY LAGOON, LTD.
------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                (a)|X|
                                                                                             (b)| |


------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                             | |


------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS
------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0
        NUMBER OF        -----------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  241,906
        REPORTING        -----------------------------------------------------------------------------------
         PERSON           9       SOLE DISPOSITIVE POWER
          WITH
                                  0
                         -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  241,906
------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           241,906
------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                                                | |


------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.4%
------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           PN
------------------------------------------------------------------------------------------------------------


                                     3 of 11

                                  SCHEDULE 13D

---------------------------------------  ---------------------------------------
  CUSIP NO.    619823107                   PAGE 4 OF 11
---------------------------------------  ---------------------------------------

------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ALVIN E. SWANNER
------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                (a)|X|
                                                                                             (b)| |


------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                             | |


------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  301,635
        NUMBER OF        -----------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  543,534
        REPORTING        -----------------------------------------------------------------------------------
         PERSON           9       SOLE DISPOSITIVE POWER
          WITH
                                  301,635
                         -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  543,534
------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           543,534
------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                                                | |


------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.4 %
------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           IN
------------------------------------------------------------------------------------------------------------


                                     4 of 11

                                  SCHEDULE 13D

---------------------------------------  ---------------------------------------
  CUSIP NO.    619823107                   PAGE 5 OF 11
---------------------------------------  ---------------------------------------

------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BRION PROPERTIES, A LOUISIANA PARTNERSHIP IN COMMENDAM
------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                (a)|X|
                                                                                             (b)| |

------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                             | |

------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           LOUISIANA
------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0
        NUMBER OF        -----------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  241,899
        REPORTING        -----------------------------------------------------------------------------------
         PERSON           9       SOLE DISPOSITIVE POWER
          WITH
                                  0
                         -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  241,899
------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           241,899
------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                                                | |

------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.4%

------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           PN
------------------------------------------------------------------------------------------------------------


                                     5 of 11

                                  SCHEDULE 13D

---------------------------------------  ---------------------------------------
  CUSIP NO.    619823107                   PAGE 6 OF 11
---------------------------------------  ---------------------------------------

------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WILLIAM E. LOBECK, JR.
------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                (a)|X|
                                                                                             (b)| |


------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                             | |


------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  501,372
        NUMBER OF        -----------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
        REPORTING        -----------------------------------------------------------------------------------
         PERSON           9       SOLE DISPOSITIVE POWER
          WITH
                                  501,372
                         -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  0
------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           501,372
------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                                                | |


------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           21.6%
------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           IN
------------------------------------------------------------------------------------------------------------


                                     6 of 11

                                  SCHEDULE 13D

---------------------------------------  ---------------------------------------
  CUSIP NO.    619823107                   PAGE 7 OF 11
---------------------------------------  ---------------------------------------

------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           KATHRYN L. TAYLOR
------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                (a)|X|
                                                                                             (b)| |


------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                             | |


------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  20,082
        NUMBER OF        -----------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
        REPORTING        -----------------------------------------------------------------------------------
         PERSON           9       SOLE DISPOSITIVE POWER
          WITH
                                  20,082
                         -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  0
------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,082
------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                                                | |


------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.9%
------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           IN
------------------------------------------------------------------------------------------------------------


                                     7 of 11

                                  Schedule 13D

         The persons signing this Schedule 13D Amendment 6 ( collectively the "REPORTING PERSONS") hereby amend the statement on Schedule 13D as previously amended (collectively, the "SCHEDULE 13D"), with respect to their beneficial ownership of Common Stock of Motor Club of America, a New Jersey corporation (the "ISSUER"). Capitalized terms not otherwise defined shall have the meaning ascribed to them in Amendment 3.


Item 1.  Security and Issuer.

         Common Stock, par value $.50 per share, of the Issuer having principal executive offices at 95 Route 17 South, Paramus, New Jersey 07653.

Item 2.  Identity and Background.
         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         The purchase price of the shares was paid with personal funds of SL, BP, Mr. Lobeck and Ms. Taylor, respectively.

Item 4.  Purpose of Transactions

         This Amended Report supplements the prior Item 4. The Reporting Persons believe the recent market price of the Issuer is undervalued as in comparison to what the Reporting Persons believe is its inherent fair market value.

         Each of the parties together effected the purchase of 28,099 shares of Common Stock for an aggregate of $201,218 by purchasing 10,000 shares at $7 per share on May 3, 2001, 500 shares at $7.25 per share on May 16, 2001, 3,600 shares at $7.25 per share on May 15, 2001, 13,999 shares at $7.25 per share on May 31, 2001.

         Other than Kathryn L. Taylor (the wife of William E. Lobeck), each of the Purchasers is a director of the Issuer, and together they constitute the Executive Committee of the Issuer's Board of Directors. Although the Purchasers acted in concert with respect to the transactions described herein, there is presently no agreement, understanding or arrangement among any of them to act in concert again in the future with respect to any of the Issuer's securities. Any one or more of the Purchasers, Ms. Taylor, SL and Brion Properties, Ltd. may effect, alone or together, additional transactions in securities of the Issuer through a variety of possible means, including but not limited to open market and privately negotiated transactions. None of the Purchasers, Ms. Taylor, SL or Brion Properties, Ltd. is bound to increase or decrease his, her or its holdings, and depending upon future developments, may also in his, her or its sole discretion determine at any time or from time to time to acquire additional Issuer securities or to sell or otherwise dispose of any or all of his, her or its Issuer securities. Each such individual and entity reserves the right to act with respect to his or its holdings as he, she or it deems in his or its best interests.


                                     8 of 11

         Except as set forth in Item 3 or in this Item 4, none of Messrs. McWhorter, Lobeck or Swanner, Ms. Taylor or Brion Properties, Ltd. or Sleepy Lagoon, Ltd., has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         As of the date hereof, the Reporting Persons beneficially own a total of 1,013,370 shares of the Issuer's common stock plus 597,159 shares to be acquired upon conversion of Debentures.

         The following table sets forth certain information as to the beneficial ownership of the Issuer's common stock by the Reporting Persons as of the date hereof.



                                            Shares Beneficially Owned
                                               Prior to May 3, 2001                 Shares
                                         -------------------------------       Purchased May 3,
                                     Issued        Shares to be Acquired upon  2001 to May 31,
               Name                  Shares         Conversion of Debentures         2001
               ----                  ------         ------------------------   ---------------
Archer McWhorter                     303,635(a)     201,736(c)                   -0-

Sleepy Lagoon, Ltd.                   30,804        201,736(c)                  9,366

Alvin E. Swanner                     301,635        201,735(d)                   -0-

Brion Properties                      30,797        201,735(d)                  9,367

William E. Lobeck                    303,001(e)     193,688                     4,683

Kathryn L. Taylor(f)                  15,399           -0-                      4,683
                                    ---------                                  -------
                                     959,770                                   28,099
           Totals:

         (a) The 301,635 shares of the Issuer's common stock beneficially owned by Archer McWhorter are held of record by the McWhorter Family Trust, of which Mr. McWhorter is a Trustee.

         (b) Based upon 2,124,387 shares of Common Stock outstanding as reported by the Issuer in its most recent annual report on Form 10-K.

         (c) The 201,736 shares of the Issuer's common stock to be acquired upon conversion in full of the Debentures, as described in Item 3 of Amendment 3 to this Schedule 13D, will be held of record by Sleepy Lagoon, Ltd., a Texas limited partnership of which Mr. McWhorter is the general partner. Such shares will be beneficially owned by Mr. McWhorter.

         (d) The 201,735 shares of the Issuer's common stock to be acquired upon conversion in full of the Debentures, as described in Item 3 of Amendment 3 to this Schedule 13D, will be held of record by Brion Properties, a Louisiana partnership in commendam of which Mr. Swanner is the general partner. Such shares will be beneficially owned by Mr. Swanner.


                                     9 of 11

         (e) Includes 15,400 shares of the Issuer's Common Stock beneficially owned by William E. Lobeck held of record by the William E. Lobeck Revocable Trust, of which Mr. Lobeck is a Trustee.

         (f) The shares of the Issuer's Common Stock beneficially owned by Kathryn L. Taylor are held by Kathryn L. Taylor Revocable Trust, of which Ms. Taylor is a Trustee. Ms. Taylor is the wife of William E. Lobeck; Mr. Lobeck disclaims beneficial ownership in such shares.

         There have been no transactions in respect of the Issuer's common stock during the past 60 days which are required to be reported in this Item 5 except as described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None, other than as described in Items 3 and 4.

Item 7.  Material to be Filed as Exhibits.

         None
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               ARCHER MCWHORTER


Date:    June     , 2001                        /s/ Archer Mcwhorter
                                               ---------------------------------


                                               SLEEPY LAGOON LTD.


Date:    June     , 2001                       By: /s/ Archer Mcwhorter
                                                  ------------------------------
                                               Name: Archer McWhorter
                                               Title: General Partner

                                               ALVIN E. SWANNER


Date:    June     , 2001                        /s/ Alvin E. Swanner
                                               ---------------------------------

                                               BRION PROPERTIES, a Louisiana
                                               partnership in commendam.

Date:    June    , 2001                        By: /s/ Alvin E. Swanner
                                                  ------------------------------


                                    10 of 11

                                               Name: Alvin E. Swanner
                                               Title: General Partner

                                               WILLIAM E. LOBECK


Date:    June    ,  2001                        /s/ William E. Lobeck
                                               ---------------------------------


                                               KATHRYN L. TAYLOR


Date: June      , 2001                          /s/ Kathryn L. Taylor
                                               ---------------------------------


                                    11 of 11